MOODY, ALDRICH & SULLIVAN LIMITED PARTNERSHIP
                  30 ROWES WHARF, SUITE 410
                      BOSTON, MA 02110
                        (617)261-6009
                     IRS ID # 04-3011533
              13G FILING PERIOD ENDING 12/31/97





Name of Issuer:               OMP Group, Inc.
Title of class of securities:      Common Stock
Cusip Number:            670872100

Sole voting power:       1,210,558

Aggregate amount beneficially
Owned by each reporting person:    1,210,558

Percent of class of represented by
Amount:                  5.5%

Type of reporting:       Investment Adviser